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SEC MAIL PROCESSING SECTION
RECEIVED
JAN 26 2005
WASH, D.C.
213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 BOULEVARD DES GALERIES, SUITE 405
(No. and Street)

QUEBEC CITY	CANADA	G2K 2H6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418 634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMSON BELAIR DELOITTE TOUCHE
(Name – *if individual, state last, first, middle name*)

400-925 CHEMIN ST-LOUIS	QUEBEC CITY	CANADA	G1S 4Z4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3-28-2005

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

For unconsolidated financial statements and supplemental schedules and supplemental report on internal control filed with the SEC as a public document in accordance with Rule 17-a - 5(e)(3)

Dubeau Capital USA Inc.

September 30, 2004

Dubeau Capital USA Inc.

Table of contents

This report contains:

Financial Statements

Schedules

Deloitte

Deloitte & Touche LLP
925, chemin St-Louis
Bureau 400
Québec QC G1S 4Z4
Canada

Tél. : (418) 624-3333
Téléc. : (418) 624-0414
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Shareholders of
Dubeau Capital USA Inc.

We have audited the following financial statements of **Dubeau Capital USA Inc.** (the "Company") for the year ended September 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

- Balance Sheet
- Statement of Loss
- Statement of Cash Flows
- Statement of Changes in Shareholders' Equity

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of **Dubeau Capital USA Inc.** as at September 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of **Dubeau Capital USA Inc.** as of September 30, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

- Computation of Net Capital for Brokers and Dealers
  pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- Information relating to Control
  Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chartered Accountants

Quebec City, Quebec, Canada
October 15, 2004

Dubeau Capital USA Inc.

Balance Sheet
as at September 30, 2004
(in US dollars)

ASSETS

Cash	$ 86,329
Commissions and management fees receivables	17,676
Other receivables	325
Prepaid expenses	649
	$ 104,979

LIABILITIES

Accounts payable and accrued liabilities	$ 37,892

SHAREHOLDERS' EQUITY (Note 3)

Common stock	85,000
Additional paid-in-capital	5,000
Accumulated deficit	(22,913)
	67,087
	$ 104,979

On behalf of the Board

______________________________, Director

______________________________, Director

Dubeau Capital USA Inc.

Statement of Loss
year ended September 30, 2004
(in US dollars)

Revenue	
Management fees	$ 61,558
Commissions	19,394
Interest	67
	81,019
Expenses	
Wages	3,609
Commissions paid	7,433
Management fees paid	30,439
Clearing fees	26,418
Bank fees	611
Data feed	80
Foreign exchange loss	1,117
Office supplies	1,113
Professional fees	7,400
Taxes and licenses	4,938
Telephone	627
	83,785
Loss before income taxes	(2,766)
Income taxes expense	-
NET LOSS	$ (2,766)

Dubeau Capital USA Inc.

Statement of Cash Flows
year ended September 30, 2004
(in US dollars)

OPERATING ACTIVITIES	
Net loss	$ (2,766)
Changes in non-cash operating assets and liabilities	
Commissions and management fees receivables	(17,676)
Other receivables	(173)
Prepaid expenses	51
Accounts payable and accrued liabilities	30,048
	12,250
Cash flows from operating activities	9,484
FINANCING ACTIVITIES	
Issue of capital stock	5,000
Cash flows from financing activities	5,000
INCREASE IN CASH AND CASH EQUIVALENTS	14,484
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	71,845
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 86,329

Dubeau Capital USA Inc.

Statement of Changes in Shareholders' Equity
year ended September 30, 2004
(in US dollars)

Capital stock	
Balance at beginning of year	$ 85,000
Additional paid-in-capital	5,000
Balance at end of year	90,000
Retained earnings	
Balance at beginning of year	(20,147)
Net loss	(2,766)
Balance at end of year	(22,913)
Total Shareholders' Equity	$ 67,087

Dubeau Capital USA Inc.

Notes to the Financial Statements
year ended September 30, 2004
(in US dollars)

1. Description of the business

The Company, incorporated May 25, 2001, under the Part 1A of the Quebec Companies Act, is an introducing broker-dealer. In prior years, the Company had been in its development stage. For the year ended September 30, 2004, the Company is no longer considered to be in the development stage.

The Company is a member of the National Association of Securities Dealers and registered as an introducing broker-dealer with the Securities and Exchange Commission.

2. Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with maturities of three months or less.

Income taxes

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign currency transactions

Monetary assets and liabilities are translated in U.S. dollars at the rate of exchange in effect at year-end. Non-monetary assets and liabilities, capital stock issued and revenue and expenses are translated at the exchange rate in effect at the transaction date.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, service has occurred, the fees to the buyer are fixed or determinable and collection is reasonably assured.

Use of estimates

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dubeau Capital USA Inc.

Notes to the Financial Statements
year ended September 30, 2004
(in US dollars)

2. Significant accounting policies (continued)

Recent changes to U.S. accounting standards

In January 2003, the FASB issued Interpretation No. 46 "*Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51*". The Interpretation addresses consolidation of variable interest entities ("*VIEs*") to which the usual condition for consolidation does not apply because VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB revised FIN 46 ("*FIN 46R*"), which delayed the required implementation date for periods ending after March 15, 2004. The adoption of this interpretation did not result in a material impact on the Company's financial position or results of operations.

3. Shareholders' equity

Capital stock (90,000 common shares)	$ 90,000
Deficit accumulated	(22,913)
	$ 67,087

Authorized

An unlimited number of common shares, voting, participating, without par value

An unlimited number of Class A, voting, preferred shares with an annual non cumulative dividend at a maximum rate of 12% of the redemption price, having priority on common shares and on Class B preferred shares, redeemable at the option of the Company or the holder at the fair market value of consideration received in return at issue date, without par value

An unlimited number of Class B preferred shares with an annual non cumulative dividend at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the option of the Company at the fair market value of consideration received in return at issue date, without par value

The Company issued common shares at a price of one US dollar per share in the following fiscal years:

2004	5,000 shares
2003	45,000 shares
2002	15,000 shares
2001	25,000 shares

Dubeau Capital USA Inc.

Notes to the Financial Statements
year ended September 30, 2004
(in US dollars)

4. Related Party Transactions

The Company received no commissions this year and in 2003 from *Dubeau Capital & Cie ltée* her parent company in the normal course of business.

5. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2004, the Company had net capital of $64,304 which exceeds the required net capital of $50,000 by $14,304. The Company's ratio of aggregate indebtedness to net capital was 0.5893 to 1 as at September 30, 2004.

6. Commitments

Under agreement with a parent company, the Company committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the years ended September 30, 2004, the parent company waived its right to the agreement, consequently, no administrative and overhead fees have been charged.

Under agreement with a clearing broker, the Company has committed to pay various fees based on the number of transactions cleared. The minimum monthly fee is $2,500, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving forty-five (45) days prior written notice to the other party. The Company began to clear transactions in December 2003.

7. Deferred taxes

As at September 30, 2004 the Company had net deferred tax assets of $11,159 attributable to accumulated losses for which a valuation allowance of $11,159 was recorded.

Schedules

Dubeau Capital USA Inc.

Computation of Net Capital for Brokers and Dealers pursuant to SEC Rule 15c3-1 under Securities Exchanges Act of 1934

as of September 30, 2004
(in US dollars)

Total shareholders' equity	$ 67,087
Deduction and/or changes:	
Non-allowable assets	
Cash not readily convertible	1,579
Other receivables	325
Prepaid expenses	649
Total non-allowance assets	2,553
Other deductions	230
	2,783
Net capital	64,304
Computation of net capital requirement	
Required minimum net capital:	
The greater of $50,000 or 6⅔% of aggregate indebtedness	50,000
Excess net capital	$ 14,304
Ratio of aggregate indebtedness to net capital	0.5893

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2004 Part IIA FOCUS filing.

Dubeau Capital USA Inc.

Computation for determination of reserve requirements for Brokers and Dealers pursuant to Rule 15c3-3 under Securities Exchanges Act of 1934

as of September 30, 2004

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Supplemental Report on Internal Control

Deloitte

Deloitte & Touche LLP
925, chemin St-Louis
Bureau 400
Québec QC G1S 4Z4
Canada

Tél. : (418) 624-3333
Téléc. : (418) 624-0414
www.deloitte.ca

Supplemental Report of Internal Control

To the Board of Directors and Shareholders of
Dubeau Capital USA Inc.

In planning and performing our audit of the financial statements of **Dubeau Capital USA Inc.** (the "Company") for the year ended September 30, 2004 (on which we issued our report dated October 15, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealer, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants
Quebec City, Quebec, Canada

October 15, 2004